NO ACT

PE
1-18-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005941

March 16, 2011

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-11

Re: Lowe's Companies, Inc.
Incoming letter dated January 18, 2011

Dear Mr. DeLaney:

This is in response to your letter dated January 18, 2011 concerning the shareholder proposal submitted to Lowe's by David Brook. We also have received a letter from the proponent dated February 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: David Brook

FISMA & OMB Memorandum M-07-16

March 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 18, 2010

The proposal requests that the board establish a written Stormwater Management Policy that includes the features specified in the proposal.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Lowe's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14-8(i)(7).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, January 20, 2011 8:04 PM
To:	shareholderproposals
Cc:	hannah h kim
Subject:	Response to Lowe's Corporation's Request to Exclude: Shareholder Proposal of David Brook

Dear Sir/Madam: I am writing in regards to the January 18, 2011 letter and accompanying information sent on behalf of Lowe's Corporation as it relates to the shareholder proposal which I submitted dated December 13, 2010. Lowe's has requested that you exclude this proposal.

Please be aware that after reading the information provided by Lowe's, that I believe that in order for the Securities and Exchange Commission to render a fair and impartial decision, I would like to provide your staff with some additional information. I am currently in the process of preparing a letter with some supporting documents which I believe will demonstrate that this proposal does not deal with a matter relating to the company's ordinary business operations under Rule 14a-8(i)(7.)

In order to properly respond to the Lowe's submission, I ask that I be allowed a reasonable period of time to prepare this information. I anticipate that I should be able to provide the appropriate arguments and supporting documents within three weeks or by or about February 11, 2011. I will certainly strive to complete this response sooner, but I ask that your staff please let me know if you intend to act on Lowe's request any sooner than this time frame.

Thank you for your assistance and I think that once you have the opportunity to review my submission you will agree that there is no sufficient legal basis for excluding this important and timely shareholder proposal.

David Brook

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email and U.S. Mail

February 11, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by David Brook Reply Letter
Stormwater Management Policy: Lowe's Companies, Inc.

Dear Sir/Madam:

This letter has been prepared to assist the staff of the Division of Corporate Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") with a reply to the request by Lowe's Companies, Inc., ("Lowe's") dated January 18, 2011, to exclude the shareholder proposal of David Brook, ("Brook Proposal") dated December 13, 2010, from the 2011 annual proxy statement. The Proponent believes that the information provided in this letter will overwhelmingly convince the Staff that the Brook Proposal has merit, that Lowe's has failed to sustain its burden to exclude the proposal and the SEC should therefore allow the Brook Proposal to proceed to a discussion and vote by all shareholders of Lowe's.

I. INTRODUCTION:

The Brook Proposal was advanced to Lowe's after some simple observations were made by the proponent, who also happens to be a frequent customer of Lowe's. Lowe's sells lawn and garden products, which contain fertilizers, insecticides and herbicides as well as other products containing chemicals, which if released to the environment in an uncontrolled fashion will cause harm to the environment. Personal observations at stores identified that Lowe's stored some of these products outside, exposed to the elements. Observations were also made that some of these products were seen with broken bags and leaking granular product. The concern was that when rain hit these exposed products that fertilizers, insecticides, herbicides and other toxic products would combine with the rain and wash off of each Lowe's property. While these products are not considered harmful when spread uniformly upon homeowner's lawns and gardens, the release in concentrated forms from a Lowe's store might cause significant harm to local streams and rivers.

In an attempt to address this issue proponent contacted Lowe's corporate offices to discuss ways to improve storage by basically removing these products from where the elements could cause contaminated runoff from leaving the Lowe's property. Sounds simple enough.

Upon conversation with Michael Chenard, Lowe's Corporate Director of Environmental Affairs and Ms. Hannah Kim, Senior Counsel at Lowe's, it was explained that Lowe's agrees with this concern, since if product gets wet, it becomes damaged and Lowe's has some specific design plans which place this product away from the elements. Mr. Chenard stated that Lowe's has a policy to do this, but when questioned to provide what written policy guided managers and staff at it's 1725 stores, he ultimately informed me that there was no written policy. I asked him why I was seeing displays of these products stored outside and he suggested that this was not supposed to happen. That was when I asked him if Lowe's could simply apply common sense and establish a policy, like, "no rain, no runoff," as I named it, so that Lowe's and each local store would not be contributing to contaminated stormwater runoff. While he agreed that this issue was easily preventable, Lowe's was not willing or able to commit.

I found his response to be inconsistent with Lowe's expressed concerns toward the environment and as such prepared what I believe is a logical approach for Lowe's to address this issue. The Brook Proposal simply asks the Lowe's Board to identify in a report what operations could generate this contaminated runoff and to implement methods to control it by the establishment of a written Stormwater Management Policy. The policy, possibly no more than few words on preventing the elements from reaching sources of contaminants would be drafted after simple research to identify what those sources could be. As will be explained within this letter, this proposal does not intrude upon management's ability to run the company on a day-to-day basis and it certainly would not act to micro-manage the company, since it is only asking for establishing a policy upon which management would ultimately decide how to implement in the form of its own more detailed procedures.

It should be noted that the burden of proof to sustain its request to exclude the Brook Proposal rests squarely upon Lowe's as stated at 17 C.F.R. 240.14(a)(8)(g) and in addition, the SEC will not consider any basis for exclusion that is not advanced by the company[1].

I respectfully maintain that a careful reading of the Lowe's arguments, and this response, will convincingly show that Lowe's has failed to meet its burden and that there is more than adequate legal support for this proposal to be heard by the shareholders of Lowe's.

II. LEGAL ARGUMENT:

LET'S BUILD SOMETHING TOGETHER?[2]

Lowe's has presented one legal basis for requesting exclusion of the Brook Proposal, namely, under Rule 14a-8(i)(7), that the Brook Proposal involves matters relating to the company's ordinary business operations. Lowe's has presented three arguments in support of its position, namely:

- The proposal involves the company's decisions regarding the management and maintenance of its facilities,
- The proposal involves the company's compliance with laws and regulations, and

[1] Staff Legal Bulletin No. 14, July 13, 2001.
[2] Lowe's trademark saying seems appropriate for describing what this process should be about.

- The proposal does not fit within the Commission's significant social policy issues exception.

A. THE BROOK PROPOSAL FOCUSES ON MINIMIZING ADVERSE EFFECTS TO THE ENVIRONMENT AND THEREFORE SHOULD NOT BE EXCLUDED

Initially, it should be noted that the three arguments and cases presented by Lowe's attorneys in support of their positions do not properly characterize what is being contemplated by the proponent as part of the Brook Proposal. Lowe's appears to be arguing that the idea of asking a corporation to draft a policy to improve its environmental performance is somehow an attempt to dictate how the company stores its products or it is some attempt to micro-manage the company. (Page 3) Nothing could be further from the truth. This distinction is critical to recognize since the "four corners" of the Brook Proposal, if implemented, will only do one thing, it will initiate the establishment of a policy. The proposal seeks to encourage the company to minimize and/or eliminate the potential for water pollution originating from Lowe's facilities. As detailed below, the SEC has definitively stated that such a proposal of this type should not be allowed to be excluded under Rule 14a-8(i)(7.)

Proponent relies upon Staff's guidance as the basis for interpreting and distinguishing proposals that involve the company's ordinary business operations and those that do not. Staff Legal Bulletin No. 14E (CF), October 27, 2009 ("SLB 14E"), Staff Legal Bulletin No. 14A, July 12, 2002 ("SLB 14A"), Staff Legal Bulletin No. 14C (CF) June, 28, 2005 and Exchange Release No. 34-40018, May 21, 1998 ("ERN 40018") each discuss what types of proposed activities may involve ordinary business operations and whether Staff has determined that those that do, would transcend such day-to-day business matters as to not be excludable. To paraphrase these Bulletins, proponent maintains that the substance of the Brook Proposal does not involve the day-to-day activities of Lowe's, like workforce, hiring or production, nor micro-managing the company and even if it did, this proposal raises sufficiently significant social policy issues that would not be considered to be excludable because the proposal transcends the day-to-day business matters.

Staff Guidance, SLB 14E, states in part:

> B. What analytical framework will we apply in determining whether a company may exclude a proposal related to risk[3] under Rule 14a-8(i)(7)?
>
> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7). As we explained in SLB No. 14C, in analyzing such requests, we have sought to determine whether the proposal and supporting statement as a whole relate to the company engaging in an evaluation of risk, which is a matter we have viewed as relating to a company's ordinary business operations. To the extent that a proposal and supporting statement have

[3] While the Brook Proposal does not attempt to raise issues directly relating to risk, the analysis used by Staff in this and other Bulletins and decisions is consistent with the analysis presented under SLB 14E.

> focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. **To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).** (Emphasis added.)

Proponent maintains that the actual wording and the intent of the Brook Proposal is exactly what the SEC is stating should not be excluded, since the only focus of this proposal is to eliminate or minimize operations that may adversely affect the environment or the public's health. The supporting statement in the Brook proposal raises these environmental and health concerns as the basis for this proposal. The actual wording in the proposed resolution definitively states that the intent of the Brook Proposal is for the company to establish a policy that, "minimizes" and/or "prevents" actions, which will adversely affect the environment.

While the proponent believes these Staff guidance documents are sufficient to complete the SEC determination, there are any number of Staff No-Action Letters which support this position also. If one were to examine a case with parallels, it would be *Devry, Inc.*, (Avail. Sept. 25, 2009) whereby People for the Ethical Treatment of Animals ("PETA") submitted a proposal to enact a policy prohibiting all medically unnecessary surgeries [on animals.] PETA, in this case was also proposing the creation of a company-wide policy. While Devry argued that the proposal implicated ordinary business, PETA, argued that the issues which its proposal raised transcended the day-to-day business operations and that it raised policy issues so significant that it would be appropriate for a shareholder vote. PETA cited to the *Wyeth* decision, (Avail. Feb 4, 2004,) *Wendy's Int'l* (Avail. Feb. 8, 2005) *Hormel Foods Corp.* (Avail. Nov. 10, 2005) and *Woolworth Corp.* (Avail. April 11, 1991) as support for its position as does the proponent. Staff was unable to concur that Devry could exclude the PETA proposal under Rule 14a-8(i)(7.) Staff in this matter should draw the same conclusion and allow the Brook Proposal to proceed.

There are numerous other decisions that provide confirmation that the nature of the Brook Proposal does not constitute grounds for exclusion under Rule 14a-8(i)(7.) In, *Chesapeake Energy Corporation*, (dated April 13, 2010) a proposal was made for the company to prepare a report and to establish policies relating to its operations involving the drilling for natural gas. The company argued that creation of a policy would be an attempt to micro-mange this drilling process and that drilling did not raise significant social policy issues. The proponent relied upon Staff guidance and Staff was unable to concur that the proposal should be excluded under Rule 14a-8(i)(7), among others. The request for the preparation of a report and the establishment of a policy or policies is no different than what the Brook Proposal is asking for Lowe's to perform.

See, also, *Intel Corporation*, (dated, March 13, 2009) whereby a proposal was made to create a comprehensive policy articulating the company's respect for and commitment to the Human Right to Water; *NRG Energy, Inc.*, (dated, March 12, 2009) where a request was made for a report on Carbon Principles; and *Chevron Corporation*, (dated March 21, 2008) where a proposal requested development of guidelines for country selection as it involved investing in countries based upon human rights issues. While each of these cases involved different substantive issues, the common denominator was that in each situation, Staff was unable to concur with the companies that any of these proposals should be excluded under Rule 14a-8(i)(7), since each involved efforts to minimize or eliminate environmental harm and/or matters that raised significant social policy issues. In each of these cases, the request for the preparation of a report and/or the establishment of a policy or policies is no different than what the Brook Proposal is asking for Lowe's to perform.

Lowe's has cited to numerous cases in support of its position. Taken as a whole these case are readily distinguishable since each matter involves very specific issues unrelated to the nature and purpose of the Brook Proposal and all involved proposals which attempted to directly impact consumer marketing decisions. All of these matters involved products or a very specific topics such as: glue traps, large birds, Mississippi, handguns, tobacco, park land, explicit photos, war toys, vegetarian meals and central business districts. (Page 4) There is no similarity to the nature of examining the larger environmental policy issue in the Brook Proposal to any of these subjects, which were determined to intrude upon the ordinary business of those companies.

B. THE BROOK PROPOSAL, AS IT TURNS OUT, DOES NOT DIRECTLY INVOLVE LOWE'S COMPLIANCE WITH FEDERAL LAWS AND REGULATIONS

It must be very importantly noted that Proponent made an error in the letter communicating information to Lowe's, which needs to now be corrected. The error relates to statements made in the cover letter, dated December 13, 2010, page 2 and a follow up letter dated December 28, 2010, also page 2. Proponent later discussed the issue of federal enforcement of laws and regulations relating to discharges from Lowe's and the potential for federal fines should Lowe's not be incompliance with these laws, with representatives of the United States Environmental Protection Agency ("EPA").

While it is true that the EPA has established these enforcement programs, proponent was not aware, until he later checked in detail with EPA, that specific enforcement would only occur for specific listed industrial operations that generate contaminated storm water[4]. A commercial facility such as Lowe's has not at this time been determined by EPA to be directly regulated for enforcement measures. Therefore any statements by proponent about fines from the EPA for stormwater discharges were not correct based upon proponents' understanding of the law. The citations which proponent provided to Lowe's were accurate however and detailed the specific industries regulated by EPA. Proponent can make no comment on actions in individual States and as Lowe's has legal counsel, all of these determinations are left upon counsel to advise.

---

[4] Should Staff want to examine the 10 regulated industrial activities or other information on EPA's involvement with stormwater, the following internet addresses may be accessed to confirm that EPA does not currently regulated from an enforcement point of view, Lowe's facilities: http://cfpub1.epa.gov/npdes/stormwater/swcats.cfm ; http://cfpub1.epa.gov/npdes/stormwater/swcats.cfm or http://cfpub1.epa.gov/npdes/stormwater/indust.cfm

Nevertheless, since there is no current federal regulation of stormwater originating from Lowe's facilities, that the proponent is aware of, the arguments which Lowe's has presented are moot and have no bearing upon any actions taken by the proponent and as such have no legal bearing on any determination of exclusion under Rule 14a-8(i)(7). Proponent apologizes for any misinformation that may have been presented to Lowe's, but proponent must also note that Lowe's counsel has its own independent duty to have verified the accuracy of this rather broad EPA reference provided to Lowe's. It appears that counsel may not have done this, since it was to its own advantage in order to try to create some basis for its argument which proponent believes is no longer applicable.

Lowe's has cited to a number of cases in order to argue that the Brook Proposal is somehow intruding upon corporate regulatory compliance matters. As discussed previously, proponent cannot argue that there is a regulatory compliance issue as part of the Brook Proposal, since there is nothing in the wording of the resolution to involve any regulatory issues as suggested by Lowe's. Therefore, the cases cited in support of this proposition, just do not apply to this matter. Each case dealt with matters associated with very specific issues, such as employment legitimacy (*J&J*), contractor compliance (*Fed Ex*); illegal trespass issues (*Verizon*); committee to oversee compliance with laws (*AES*); legal compliance with lending (*H&R Block*); violations of law (*ConocoPhillips*); compliance with proxy rules (*Sprint*); reducing violations and investigations (*Halliburton*); compliance with code of ethics (*Monsanto*); federal law compliance with foreign entities (*Citicorp*); cigarette sales compliance (*Crown*); compliance with anti-money laundering laws (*Citicorp.*) Taken as a group, none of these cases parallels the components of the Brook Proposal, which only sakes to the establishment of a policy and does not intrude or ask for any such compliance investigations or reports.

There is one sentence in the Brook Proposal supporting statement which references background information relating to stormwater that, "Non-compliance can result in penalties assessed for violations." This wording does not in any fashion impact the legal analysis related to the actual proposal and Lowe's is free, as stated by Staff in SLB 14B, should it choose, to discuss any wording of the proposal in it supporting statement in opposition to the Brook Proposal[5].

C. THE BROOK PROPOSAL RAISES SUFFICIENTLY SIGNIFICANT SOCIAL POLICY ISSUES WHICH TRANSCEND THE DAY-TO-DAY BUSINESS MATTERS

While Lowe's acknowledges that Staff have determined that a broad array of proposals have raised sufficiently significant social policy issues to override the ordinary business rule, its final argument is that controlling stormwater is not on par with other social policy issues significant enough to "transcend ordinary business operations." (Page 6) Proponent disagrees and maintains that the Brook Proposal, by its very nature raises sufficiently significant social policy issues such that the subject matter transcends the day to day business matters of Lowe's.

[5] See, Staff legal Bulletin No. 14B (CF), September 15, 2004, number 4, "Clarification of our views regarding application of rule 14a-8(i)(3)"

This position is borne out by Staff in Bulletins such as 14E (mentioned above) and by the very nature of the importance of the issue of the impact of water pollution upon all Americans. Starting at the top, Executive Order 13514, signed on October 5, 2009, by the President of the United States, established "Federal Leadership in Environmental, Energy, and Economic Performance," by addressing numerous issues, including the enhancement of Executive Order 13514, which specifically requires agencies to reduce energy and water intensity and achieve other sustainability goals. Those requirements included EPA issuing guidance on stormwater management as well as focusing on water conservation efforts.

The Federal Government, State governments, local government and numerous environmental organizations and public interest groups have tied the health of our surface water and groundwater to the activities conducted everyday by all people across the United States. The Federal National Pollutant Discharge Elimination System Permit program was established to control "point" sources of industrial and commercial discharges as part of the Federal Clean Water Act, but contaminated stormwater has now more recently been identified as the leading cause of water pollution issues in the country[6]. Stormwater quality impacts the health of all water bodies and thus impacts all users of those waters, including wildlife and humans. Stormwater discharges impacts drinking water quality, both surface sources and groundwater sources and all of these issues are exactly the type of sufficiently significant social policy issues which has been and should be considered to transcend day-to-day business matters. The Brook Proposal raises these same issues, since creation of such a policy by Lowe's will protect streams in the communities in which it has stores and it will also serve to raise these important issues of protecting water quality for other such commercial establishments across the country.

The Brook Proposal, directly and indirectly asks the shareholders, management and the Board to consider and to debate <u>all</u> of these issues. These are significant social policy issues. The Brook Proposal is one possible answer to some of these questions. Proponent maintains that the Brook Proposal raises sufficiently significant social and environmental issues such that there can be no justification for excluding it under the Rule 14a-8(i)(7) exclusion. The SEC should allow this proposal to proceed, in order to be discussed, debated and hopefully adopted by Lowe's Management.

While proponent maintains that promoting clean water is a social issue, it is also an environmental issue. Therefore, the SEC might also consider expanding the scope of the interpretations of the language of subject areas for which it defines matters that transcend day-to-day business matters to include not just "social" policy issues, but also "environmental" policy issues. This additional wording is in keeping with the direction of Executive Order 13514 and 13423, since all federal agencies have been asked to establish new ways to promote these objectives. The SEC could act by issuing a Bulletin including environmental matters in the interpretations of Rule 14a-8(i)(7) matters will be one important step in acknowledging the importance of this Executive Order by further identifying that allowing additional proposals which raise "sufficiently significant environmental issues" also would transcend the day-to-day business matters of those corporations.

---

[6] See, for example EPA's assessment at: http://cfpub.epa.gov/npdes/stormwatermonth.cfm and also an assessment of water quality by EPA:
http://www.epa.gov/ednnrmrl/publications/reports/epa600277064/epa600277064.htm

III. CONCLUSION

The SEC has established a two-pronged test to determine if a proposal would involve the ordinary business exclusion under Rule 14a-8(i)(7.) The first is whether the requested task is so fundamental to management's ability to run the company on a day-to-day basis, that it could not as a practical matter be subject to shareholder oversight. The second prong relates to the degree to which the proposal attempts to micro-manage the company. The Brook Proposal simply asks Lowe's to establish a stormwater management policy and as such it would in no way hinder Lowe's ability to run the company on a day-to-day basis. The Brook Proposal would also not in any way act to micro-manage the company, since the end result would only be a basic written policy.

Lowe's Management would shape the language of this policy and most importantly Lowe's Management would then have complete freedom to determine the most appropriate fashion to establish the detailed procedures to implement this policy. For these reasons, The Brook Proposal should not be considered in any way part of the "ordinary business" of Lowe's. But, even in the extremely unlikely event that anyone could consider it as such, the Brook Proposal raises sufficiently significant social policy issues and should not be excluded, since the subject matter transcends those day-to-day business matters and raises "sufficiently significant social policy issues" that it would be appropriate for the shareholders to decide.

Should Staff request any additional information, clarifications or wording changes to the Brook Proposal please let me know, so that I may follow your direction. If transmittal of your determination is possible via email, that would be the simplest means of delivery sent to
FISMA & OMB Memorandum M-07-16

Respectfully Submitted,

David Brook

David Brook

Cc: Ernest S. DeLaney III, Esq.
2/11/11 3:34 PM

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 18, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Controlling Stormwater Runoff

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting. The Proposal was submitted to the Company by David Brook (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> **Therefore, Be It Resolved,** the Shareholders of Lowe's request the Board establish a written Stormwater Management Policy, applicable to all Lowe's locations, including warehouses, which will:
>
> - Identify all sources of operations for which Lowe's may generate contaminated stormwater, including trucking operations, lawn and garden chemicals and other storage of all vulnerable chemical products, and,
>
> - Prepare and publish, at reasonable cost, excluding proprietary information, a stormwater management status report by November 2011, from all Lowe's locations, addressing all chemical product storage, transportation, and other potential sources of contaminated stormwater runoff which are presently or could be exposed to precipitations [sic] events, and then,

- Implement Best Management Practices or comparable prevention practices for all potential materials and operational sources of contaminated stormwater which either prevents such runoff, by eliminating the storage of contaminating products where they are subject to precipitation or runoff or minimizes any potential for such contaminated runoff.

A copy of the complete Proposal, including the supporting statement, is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters that fall into the category of ordinary course, namely decisions regarding the management and maintenance of the Company's facilities and compliance with laws and regulations.

The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The policy behind Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission indicated that the two central considerations in applying the ordinary business operations exclusion are the subject matter of the proposal and whether the proposal seeks to "micro-manage" the Company. The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018. The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's: (i) management and maintenance of its facilities and (ii) compliance with laws and regulations.

I. The Proposal involves the Company's decisions regarding the management and maintenance of its facilities.

The Company believes the Proposal is excludable based on both of the considerations discussed in the 1998 Release. First, those tasks that are fundamental to management's ability to run the Company, such as the management and maintenance of the Company's retail stores, including how to protect its inventory of products from the damaging effects of exposure to heat, cold, wind, rain, snow or other inclement weather influences, fall into the category of ordinary course of business matters. In seeking to tell the Company how to store certain products to protect them from the elements and how to address the possibility of stormwater runoff contaminated by certain types of products the Company sells generally for outdoor use by its customers, the Proponent is in effect telling the Company how to manage its business. The Company is the second-largest home improvement company in the world, operating more than 1,725 home improvement stores in the United States, Canada and Mexico as well as 14 regional distribution centers and 13 flatbed distribution facilities. As a retailer in this chain of widespread stores selling thousands of different products for home decorating, maintenance, repair, remodeling and property maintenance, few, if any, decisions made by management of the Company more directly relate to or have a more dramatic impact on the Company's day-to-day business operations than the decisions that allow the Company to use its selling space, both indoors and outdoors, effectively and efficiently and to operate its facilities in a clean, safe, and environmentally acceptable manner.

The Company's stores average approximately 113,000 square feet of retailing space, which includes approximately 32,000 square feet of outdoor garden center selling space. Management plans with great care the placement of products within that space, both inside the store and in the outdoor garden center selling space (where much of the Company's inventory, although stored outside, is still stored under cover to protect it from the harmful effects of rain and snow), using what is known as a "planogram." A planogram is an elaborate diagram or drawing that illustrates exactly how and where and with which quantity every product in a retail store should be placed. Each of the Company's stores requires approximately 650 planograms to reflect all of the in-stock merchandise. Management prepares its store planograms only after considering multiple issues, including product adjacencies, inventory turns, vertical versus horizontal placement, protection of vulnerable products from potential spoilage and wastage through exposure to the elements, seasonal demand, the type of customer generally purchasing products in a particular category, visual appeal to the Company's customers, potential for damage to product packaging and the release of harmful contents on the Company's premises, and the safety of customers shopping the Company's stores. Management's goal, simply stated, is to have the right products in the right place in the right quantities at the right time. That goal is perhaps the most fundamental aspect of any retail business, but particularly of a hard lines retailer such as the Company that stocks literally thousands of different products in twenty different categories.

Second, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests that the Company (i) adopt a written stormwater management policy, (ii) prepare and publish a stormwater management status report addressing all chemical product storage, transportation and other potential sources of contaminated stormwater runoff which are presently or could be exposed to precipitations events, and (iii) implement "Best Management Practices or comparable prevention practices" for preventing or minimizing contaminated stormwater runoff from its facilities. Decisions concerning the management and maintenance of the Company's facilities and the placement and storage of the products it sells, including the determination of what policies, practices or procedures to adopt and implement, are inherently based on numerous complex and interrelated factors that are outside the knowledge and expertise of shareholders. The ability to make such decisions is fundamental to management's ability to control the day-to-day operations of the Company and, as such, is not appropriately transferred to the Company's shareholders. Furthermore, this function is delegated to the Company's management by the laws of the State of North Carolina, the Company's state of incorporation, and is not appropriately delegated to, or micro-managed by, the Company's shareholders. *See* Section 55-8-01 of the North Carolina Business Corporation Act ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors ...").

On a number of occasions, the Commission's staff has agreed with this analysis and taken the position that similar decisions made by management relating to the operation of a company's facilities, such as the location of a company's facilities and the types of products to be offered at its retail stores, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). *See, e.g., Lowe's Companies, Inc.* (February 1, 2008) (proposal prohibiting the sale of glue traps); *PetSmart, Inc.* (April 14, 2006) (proposal prohibiting the sale of large birds); *Allstate Corporation* (February 19, 2002) (proposal requesting the company cease operations in Mississippi); *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal prohibiting the sale of handguns and their accompanying ammunition); *Albertson's, Inc.* (March 18, 1999) (proposal prohibiting the sale and promotion of tobacco products); *Walgreen Co.* (September 29, 1997) (proposal prohibiting the sale of cigarettes); *McDonald's Corporation* (March 3, 1997) (proposal requesting the company take steps to prevent the loss of public park lands when determining the location of new restaurants); *K-Mart Corporation* (March 13, 1992) (proposal requesting the company cease selling periodicals containing certain explicit photos); *Wal-Mart Store, Inc.* (April 10, 1991) (proposal regarding the sale of war toys); *McDonald's Corporation* (March 9, 1990) (proposal to "introduce a vegetarian entrée whose means of production neither degrades the environment nor exploits other species"); and *Sears, Roebuck & Co.* (March 6, 1980) (proposal requesting board adopt a policy that would favor development within central business districts over replacement of downtown stores with stores in suburban malls). Similarly, the Company's decisions regarding how to store certain products to protect them from the elements and how to address the possibility of stormwater runoff potentially contaminated by wastage of certain types of products the Company sells are matters of ordinary business operations.

The Company is aware that the Commission's staff has previously denied no-action requests for shareholder proposals requesting that companies take certain actions to reduce the environmental impact from their products and operations. *See, e.g., Standard Pacific Corp.* (February 28, 2008) (proposal requesting board adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the company's products and operations, and report to shareholders on its plans to achieve these goals); *Pulte Homes, Inc.* (February 11, 2008) (proposal requesting board provide a climate change report on the feasibility of Pulte Homes developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from its products and operations); *KB Home* (January 23, 2008) (same); and *Newmont Mining Corporation* (February 5, 2007) (proposal requesting management review and report on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia).

The Company believes that these decisions are clearly distinguishable from the Proposal not only by the fundamental nature of the tasks the Proponent is seeking to have the Company's shareholders micromanage in this instance, but also the level of shareholder micromanagement involved. Each of these no-action letter requests involved situations in which the requested action was to review and prepare a report or to adopt goals for reducing the impact of the company's products and operations on the environment. In the present case, the Proposal goes well beyond the scope of such requests to require that the Company implement "Best Management Practices or comparable prevention practices" for preventing or minimizing stormwater runoff. Further, unlike the above decisions, implementing the Proposal would take away management's discretion to determine how best to manage stormwater runoff from its facilities by dictating that the Company implement "Best Management Practices." Accordingly, the Proposal is properly excludable under the ordinary business exclusion because of the degree to which the Proponent is seeking to micro-manage the Company and impinge upon fundamental business decisions, such as facility management and product placement, best left to the board of directors and Company management.

II. The Proposal involves the Company's compliance with laws and regulations.

The Proposal may also be excluded as ordinary business under Rule 14a-8(i)(7) because it relates to the Company's compliance with applicable laws and regulations. The Company's facilities, and the stormwater runoff generated from those facilities, are subject to extensive environmental regulation by various governmental and regulatory agencies, including the Environmental Protection Agency ("EPA"). Accordingly, the Proposal, which seeks to interfere with how the Company controls stormwater runoff from its facilities by requiring the Company to implement "Best Management Practices or comparable prevention practices," deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance. The development and implementation of policies and procedures to ensure compliance with applicable laws and regulations in managing the Company's facilities is an integral part of management's responsibility for the day-to-day operation of the Company's business as it endeavors to operate its retail stores in a clean, safe, efficient and environmentally acceptable manner.

The Proponent has specifically acknowledged that controlling stormwater runoff is a legal compliance matter. For instance, in a letter from the Proponent to the Company dated December 28, 2010, a copy of which is attached hereto as Exhibit B, the Proponent stated as follows: "As to the substantive merits of my proposal, I think if you read my proposal carefully, you will find what I am requesting is in the form of recommendations for **better compliance with local, State and federal laws**" (emphasis added). In that same letter, the Proponent also made reference to "federally mandated stormwater management requirements for control of contaminated stormwater runoff." Additionally, in the supporting statement accompanying the Proposal, the Proponent noted that "State Environmental Agencies and the United States Environmental Protection Agency have implemented new laws and programs to control the discharge of contaminated stormwater runoff" and that "[n]on-compliance can result in penalties assessed for violations."

Examples of the Commission's long-standing position to allow exclusion of proposals relating to legal and regulatory compliance issues as ordinary business operations follow: *Johnson & Johnson* (February 22, 2010) (proposal ordering board to direct the company's management to verify the employment legitimacy of all future employees "by both Social Security and Homeland Security E-Verify systems" and, when permitted by Congress, verify all current workers and immediately terminate any employees not in compliance); *FedEx Corporation* (July 14, 2009) (proposal urging board to establish an independent committee to prepare a report discussing the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (March 12, 2008) (same); *Verizon Communications Inc.* (January 7, 2008) (proposal requiring board to adopt policies to ensure Verizon and/or its contractors do not engage in illegal trespass actions and prepare a report to shareholders describing Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (August 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies);

ConocoPhillips (February 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting board prepare a report evaluating the company's compliance with federal proxy rules); *Halliburton* (January 9, 2006) (proposal requesting a report on policies and procedures to reduce or eliminate violations and investigations); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); *Citicorp* (January 9, 1998) (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors); and *Citicorp.* (January 8, 1997) (proposal requesting review of and reporting on policies and procedures to ensure compliance with anti-money laundering statutes). In each of the foregoing matters, the Commission's staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program.

III. The Proposal does not fit within the Commission's significant social policy issues exception.

The Company recognizes that the Commission's staff has found in some instances that proposals dealing with ordinary business matters are nevertheless not excludable if they focus on policy issues sufficiently significant to override the "ordinary business" subject matter. Release No. 34-40018. Examples of topics the Commission has from time to time considered to involve sufficiently significant policy issues include human rights issues, genetic engineering, child labor and internet censorship, monitoring by foreign governments and national security. The Commission's staff's decisions indicate the extremely high threshold of significance a policy issue must reach in order to override the "ordinary business" exclusion. The Company is not aware of any precedent indicating that the subject matter of the Proposal constitutes a sufficiently significant social policy issue to override the otherwise compelling case for its exclusion as a matter relating to the Company's ordinary business operations. Additionally, while the Company recognizes the importance of safeguarding the environment and is committed to conducting its business in a manner designed to comply with all applicable environmental laws and regulations, and applying responsible standards to protect its customers and the environment where such laws or regulations do not exist, the Company does not believe that the issue of controlling stormwater runoff from its facilities is on par with the other social policy issues that the Commission's staff has considered significant enough to "transcend ordinary business operations."

Moreover, the Commission's staff has permitted the exclusion of shareholder proposals relating to a company's ordinary business operations even when the proposal touches on a socially significant issue. *See, e.g., Family Dollar Stores, Inc.* (November 6, 2007) (permitting exclusion of a proposal requesting a report evaluating the company's policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products); *Walgreen Co.* (October 13, 2006) (permitting exclusion of a proposal requesting a report characterizing the extent to which the company's private label cosmetics and personal care products lines contain carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system and describing options for using safer alternatives); *General Motors Corporation* (March 30, 2005) (permitting exclusion of a proposal recommending the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling); *Ford Motor Company* (March 7, 2005) (same); and

Wal-Mart Stores, Inc. (March 15, 1999) (permitting exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because a single element to be included in the report related to ordinary business matters). Similarly, the Proposal is excludable because it is clearly focused on the Company's ordinary business activities, despite the attempt by the Proponent to tie the ordinary business operations of managing and maintaining the Company's facilities to a larger policy issue.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above. Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Enclosures

Exhibit A

FAX COVER PAGE:

TO: MR. GAITHER M. KEENER, JR.

FAX NUMBER: (704) 757-0598

TOTAL PAGES, INCLUDING COVER PAGE: 7

DATE: December 13, 2010

FROM: David Brook

SUBJECT: Shareholder Proposal: Controlling Contaminated Stormwater Runoff from Lowe's Facilities

COMMENTS: Enclosed is my three page cover letter and two page shareholder proposal, dated December 13, 2010, for inclusion in the 2011 Lowe's Annual Meeting. Please feel free to call me to discuss at *** FISMA & OMB Memorandum M-07-16 or email at: *** FISMA & OMB Memorandum M-07-16 ***

I have also included the one page Fidelity Investments Form which confirms my record of stock ownership.

Thank you for your interest and consideration. I look forward to working with you to enhance the ability of Lowe's to better serve its customers and also protect the profitability of the Corporation for shareholders. I believe your support of this proposal will help accomplish both of those objectives.

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Sent Via Facsimile to: (704) 757-0598

December 13, 2010

Mr. Gaither M. Keener, Jr.
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Moorseville, North Carolina 28117

Re: Shareholder Proposal:
Controlling Contaminated Stormwater Runoff from Lowe's Facilities

Dear Mr. Keener:

I am writing to you as the Corporate Secretary, as required in the Lowe's Companies Inc. ("Lowe's") Proxy Statement dated April 12, 2010, Page 44, as the Lowe's Officer requiring notification of my intention to submit a shareholder proposal for the 2011 Lowe's Annual Meeting. Enclosed is a timely shareholder proposal intended to improve Lowe's operations and compliance with stormwater pollution best management practices requirements. Lowe's has stated the due date for such a proposal is not later than today, December 13, 2010.

This proposal addresses the issue of stormwater management and stems from my visits to a number of stores where lawn and garden chemicals are stored out in the weather. I have seen broken bags of fertilizers and herbicides exposed to rain and based upon my observations, the resultant contaminated runoff enters nearby streams. This causes unnecessary water pollution. I must apologize for the need to submit this proposal, but I did attempt to address this issue outside of this proxy forum, with your corporate staff, but was unsuccessful.

On Monday, December 6, 2010 and again on Friday, December 10, 2010, I spoke with Michael Chenard, Hanna Kim and Tiffany Mason, about getting Lowe's to agree to look into this issue, but no one was able to commit the corporation to investigating and establishing a written stormwater management policy. I was told that Lowe's does not intentionally arrange its lawn and garden stock to be exposed to the elements, but that does not negate the reality of what I have observed. Presenting this shareholder proposal is necessary, since Lowe's has no corporate policy specifically written to prevent and control contaminated stormwater runoff. I believe that establishing such a policy is not complicated, it simply means that all lawn and garden chemicals should not be stored where they are subject to rain and snow. While my original discussion centered on these materials, I also believe that Lowe's should look at all aspects of its corporate operations as it relates to the potential for generating contaminated stormwater runoff, since trucking operations and other chemical products which may also be stored where they could be exposed to the elements should not be allowed or controlled.

Mr. Gaither M. Keener, Jr.
Senior Vice President, General Counsel, Secretary and
Chief Compliance Officer

December 13, 2010

Implementation of a stormwater best management practices policy will save Lowe's money, since it will reduce the occurrence of damaged products from water infiltration, it will reduce waste, since you will not be throwing away damaged products, and it will prevent contaminated stormwater from entering streams, and therefore not harming water resources, wildlife and potential sources of drinking water. Implementation of these best management practices could also avoid costly penalties imposed by local, state or federal environmental agencies who are now enforcing laws and regulations that deal with non-point sources of pollution like this.

I think that neither Mr. Chenard or Ms. Kim disagree with the basic premise of what I am asking, but neither appeared to be able to be in a position to commit the corporation to addressing this issue with any defined timeline. I am sure that you realize that this issue can involve many parts of the corporation, so this proposal attempts to set in place a mechanism whereby Lowe's will begin to make changes to correct each of these problems. Unfortunately a limit of 500 words in my shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other Officers of Lowe's as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2011 Lowe's proxy statement.

I have provided a title to this Proposal, "CONTROLLING CONTAMINATED STORMWATER RUNOFF" which I ask be used in the proxy statement. While I do not consider this title as part of the 500 word limit, the total words of the proposal, including this title is less than 500 words, which conforms to the SEC word limit requirements.

If Lowe's is interested and committed to advancing this proposal outside of the proxy approach, please let me know and I will be more than willing to withdraw this proposal, once Lowe's makes a formal written and signed commitment which satisfactorily addresses my concerns and provides for a defined timeline for completion of the adoption and implementation of such a policy. I reserve the right to amend and/or modify any such proposal and/or reject it should it not address this issue to my understanding of the law and to my own level of satisfaction.

PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS:

In order to expedite your procedural review of this proposal and its conformance with the Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8):

1. I have continuously held Lowe's Companies, Inc., securities for over a year with a value which has never dropped below $2000. I purchased 150 shares of Lowe's stock on or about July 24, 2006. The number of shares is currently approximately 158.58.

Mr. Gaither M. Keener, Jr. December 13, 2010
Senior Vice President, General Counsel, Secretary and
Chief Compliance Officer

2. My address is: *** FISMA & OMB Memorandum M-07-16 *** In light of personal safety concerns, I request that my address NOT be disclosed in the proxy statement and that Lowe's require written requests should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

4. I am enclosing a form prepared by the "record" holder of my securities, Fidelity Investments, which confirms that at the time I am submitting this proposal that I have held these securities for at least a year and the number of the current shares that I purchased was 150.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

5. This proposal is intended to make recommendations on the manner in which the Lowe's Board and Management should institute improved actions to act to prevent and mitigate contaminated stormwater runoff. While the proposal makes recommendations on how the Board should investigate and report and then correct this problem, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many solutions to this problem which may not be listed and for which the best approach may not be known until the Lowe's Management investigates. Therefore, none of the listed solutions should be considered fixed or binding, but merely representative of possible recommended solutions.

I look forward to speaking with you and others at Lowe's on the ways that we might work together to begin to address solutions to these issues. If Management and/or the Board would like to support my proposal, with changes, I would be more than happy to discuss any such ideas. I may be reached at OMB Memorandum or by email at SMA & OMB Memorandum M-07 I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

David Brook

12/12/10 11:31 PM

CONTROLLING CONTAMINATED STORMWATER RUNOFF

Lowe's has made a defined commitment to operating its corporation in an environmentally responsible fashion. Through a series of programs and initiatives Lowe's has demonstrated not just a paper commitment, but it has made definitive improvements to; reduce waste, increase recycling, source products responsibly, transport goods more efficiently and especially to reduce its environmental impact.

Water pollution creates adverse impacts to the environment, since it harms the streams and the rivers, which people and wildlife rely upon to enjoy and to survive. Lowe's sells lawn and garden chemicals, which contain chemical fertilizers and herbicides designed to promote growth and to kill weeds and insect pests. These chemicals if potentially released from a Lowe's facility to streams can cause harm in the form of increased nutrient loading and death to fish and other aquatic organisms.

Lowe's displays many of these products where they are exposed to rain and the elements. Accidents happen and we have all seen broken bags of fertilizers and herbicides lying next to product pallets. While plastic packaging is mostly resistant to rain infiltration, it is not 100 % impervious. The storage of these lawn and garden chemicals when exposed to rain and snow causes the release of these chemicals to the environment, especially if one or more broken bags exist in these pallet stacks.

State Environmental Agencies and the United States Environmental Protection Agency have implemented new laws and programs to control the discharge of contaminated stormwater runoff. Many of these programs focus on the establishment of Best Management Practices as the means to prevent and minimize stormwater pollution. Non-compliance can result in penalties assessed for violations.

Lowe's has no written policy for the control of contaminated stormwater which originates from its over 1700 stores. Lowe's needs to establish a formal written policy, since it will save money on the loss of rain damaged products, reduce waste, reduce contaminated runoff and reduce the potential for fines assessed by regulatory agencies for the uncontrolled discharge of chemicals and other contaminants from Lowe's facilities.

Therefore, Be It Resolved, the Shareholders of Lowe's request the Board establish a written Stormwater Management Policy, applicable to all Lowe's locations, including warehouses, which will:

- Identify all sources of operations for which Lowe's may generate contaminated stormwater, including trucking operations, lawn and garden chemicals and other storage of all vulnerable chemical products, and,
- Prepare and publish, at reasonable cost, excluding proprietary information, a stormwater management status report by November 2011, from all Lowe's locations, addressing all chemical product storage, transportation, and other potential sources of contaminated

stormwater runoff which are presently or could be exposed to precipitations events, and then,

- Implement Best Management Practices or comparable prevention practices for all potential materials and operational sources of contaminated stormwater which either prevents such runoff, by eliminating the storage of contaminating products where they are subject to precipitation or runoff or minimizes any potential for such contaminated runoff.

I, therefore, urge Shareholders to vote **FOR** this proposal.

****
The following is not part of the proposal.

Submitted on: December 13, 2010

By: David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Owner of 158+ shares, since on or about July 24, 2006.

Page 15 redacted for the following reason:
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*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Sent Via Facsimile to: (704) 757-0665 and
Sent Via Fed Ex: 8747 4465 6550
Sent Via Email to: hannah.h.kim@Lowes.com

December 28, 2010

Ms. Hannah Kim, Senior Counsel
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Moorseville, North Carolina 28117

Re: Follow Up to Shareholder Proposal:
Controlling Contaminated Stormwater Runoff from Lowe's Facilities

Dear Ms. Kim:

Thank you for your letter dated December 16, 2010, relating to my shareholder proposal, dated December 13, 2010. I have to admit that my first response to your letter intoned a famous quote from the movie Airplane, "Surely, you can't be serious? - I am serious and don't call me Shirley!" If this is the way Lowe's treats concerned shareholders by attempting to use procedural attempts at keeping them from making legitimate shareholder proposals, then I can tell we are going to have some "fun" as we make our way to the annual meeting. I take exception to your approach.

Enclosed you will find a written signed supporting document from Fidelity Investments, the "record holder" of my 159 plus shares of Lowe's securities confirming that I have continuously held Lowes Companies, Inc., stock, for the year prior (actually since 2006) to my proposal in accordance with the United States Securities and Exchange Commission ("SEC") rules, 17 C.F.R. §240.14(a)(8)(2)(i). I have previously stated that I intend to continue to hold these securities through the date of the annual meeting.

As I read your letter, this is the only procedural deficiency you have indicated existed with my proposal. I therefore conclude, that unless I hear otherwise from Lowe's, my proposal is procedurally compliant with all SEC Rules.

As to the substantive merits of my proposal, I think if you read my proposal carefully, you will find what I am requesting is in the form of recommendations for better compliance with local, State and federal laws. The substance of my proposal is something new to Lowe's, as verified by our conversations (12/6/2010 and 12/8/2010) where you and Mr. Chenard openly admitted that while Lowe's supports the idea of controlling contaminated stormwater, there is no actual written policy or procedure to address this issue.

In fact, Lowe's will find it hard to argue that controlling contaminated stormwater runoff is part of your "ordinary course of business" since you have stated that Lowe's has no business component involved with addressing these potential insults to water quality as well as violations of law. Your suggestion that corporate "planogram" placement for lawn and garden chemical products, controls this issue, is just plain factually wrong. There is an obvious disconnect between corporate management objectives and reality at the store level. I have seen on more than one occasion the placement of lawn and garden chemicals on pallets, with broken bags and "recovery" bags out where the rain and snow will reach them. If this issue was part of your everyday business, you would already have a policy in place to prevent this form of water pollution.

I know that you also will have a credibility problem arguing that Lowe's has "substantially implemented" my proposal, since your vague corporate planogram model for placement of these lawn and garden chemicals apparently does not effectively translate on a store by store basis. Since the floorplans of each of Lowe's 1700 locations are often quite different, there is no standard planogram which effectively deals with the issue of controlling water pollution, since some stores have all pallet storage under cover and some do not. That means that compliance with environmental laws is at best sporadic, which means that there has been no real implementation of the supposed corporate measures by Lowe's to control or prevent potential water pollution from the improper storage of lawn and garden chemicals.

I welcome your challenge at the SEC. I also feel very confident that I will prevail as to the full substantiation of the legitimate legal reasons why without these proposed corporate changes that Lowe's is failing to act to protect my investment. One $50,000 penalty assessment for water pollution, as authorized by law against Lowe's by a governmental enforcement agency will demonstrate that, without a defined corporate policy on stormwater management, there is a strong potential that my shareholder profits and Lowe's stock trading price could be adversely impacted. These potentially harmful corporate events can be prevented by implementation of my shareholder proposal.

While I am more than willing to resolve this matter outside of a proxy fight, that choice is yours. I will enjoy this "fight" and I am sure that government agencies like the United States Environmental Protection Agency will also enjoy reading about how Lowe's has failed to act to comply with federally mandated stormwater management requirements for control of contaminated runoff. See, EPA National Pollutant Discharge Elimination System stormwater regulations webpage: http://cfpub1.epa.gov/npdes/home.cfm?program_id=6, and for all states: http://cfpub1.epa.gov/npdes/stormwater/authorizationstatus.cfm. If and when the fines start accruing at the different non-compliant stores around the country, I am sure that Lowe's will have Ms. Hannah Kim to thank for fighting with a shareholder instead of spending the energy to implement a logical stormwater policy.

There will be publicity generated as to my proposal. The only question you have to ask is whether you want the kind that will be generated if you fight what will be clearly seen as my efforts to protect the company from potential penalties and thus lower profits and/or Lowe's efforts to avoid environmental improvements in its operations. It's your choice and I welcome the opportunity to very publicly discuss this matter at the SEC and beyond.

Should you choose to act to attempt to exclude my proposal from the proxy materials, please, in accordance with SEC rules, provide me with copies of all papers filed with the SEC simultaneously upon your transmission to the SEC, preferably by mail and email to *** FISMA & OMB Memorandum M-07-16 *** I intend to dispute your attempted action and will immediately notify the SEC that I will be submitting my response arguments within the time as allowed by the SEC.

Yours for cleaner water,

David Brook

Cc: Mr. Gaither M. Keener, Jr., General Counsel (by email to Wendy Miller)
Encl.
12/28/10 11:18 AM

Page 20 redacted for the following reason:

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*** FISMA & OMB Memorandum M-07-16 ***